Consolidated Interim Financial Statements

For the six months ended September 30, 2007 and 2006

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended September 30, 2007.

Consolidated Balance Sheets
Expressed in Canadian Dollars

	September 30, 2007	March 31, 2007
	Unaudited	Audited

Assets
Current
Cash and cash equivalents	$6,892,312	$13,425,795
Amounts receivable and prepaids	598,822	375,581
Inventory	949,904	857,004
	8,441,038	14,658,380
Property and equipment (Note 2)	36,498,029	32,014,990
	$44,939,067	$46,673,370

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$807,292	$1,007,588

Non-current
Future income tax	5,329,492	5,329,492
Asset retirement obligations (Note 3)	208,416	202,460
	6,345,200	6,539,540

Share capital (Note 4)	69,979,631	69,979,631
Contributed surplus	863,276	817,642
Deficit	(32,249,040)	(30,663,443)
	38,593,867	40,133,830
	$44,939,067	$46,673,370

See accompanying notes.

Approved by the Board of Directors:

“Garth Johnson”	“David Bennett”
Garth Johnson, Director	David Bennett, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars
 Unaudited

	Three months ended		Six months ended
	September 30		September 30
	2007	2006	2007	2006

Revenues
Production revenue	$789,655	$234,916	$1,683,154	$234,916
Royalties	(45,918)	(11,746)	(86,656)	(11,746)
	743,737	223,170	1,596,498	223,170

Expenses
General and administrative	779,753	432,661	1,163,714	894,465
General exploration	51,370	-	392,180	-
Production costs	302,547	129,308	564,135	129,308
Stock option compensation (Note 6)	22,817	38,207	45,634	44,725
Directors & officers insurance	12,633	13,298	26,533	25,392
Foreign exchange	633,645	130,172	1,184,889	547,246
Depletion, depreciation and accretion	269,153	87,524	583,108	89,132
	(2,071,918)	(831,170)	(3,960,193)	(1,730,268)

Other Items
Interest income	176,520	216,664	300,271	395,267
Write-off of oil and gas properties	-	(330,986)	-	(330,986)
Legal settlement (Note 5)	477,827	-	477,827	-
	654,347	(114,322)	778,098	64,281

Net loss for the period	(673,834)	(722,322)	(1,585,597)	(1,442,817)

Deficit, beginning of period	(31,575,206)	(12,825,472)	(30,663,443)	(12,104,977)

Deficit, end of Period	$(32,249,040)	$(13,547,794)	$(32,249,040)	$(13,547,794)

Loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of shares
outstanding	91,631,081	73,816,873	91,631,081	73,816,873

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
Unaudited

	Three months ended		Six months ended
	September 30		September 30
	2007	2006	2007	2006

Operating Activities
Net loss for the period	$(673,834)	$(722,322)	$(1,585,597)	$(1,442,817)
Changes for non-cash operating items:
Depletion, depreciation and accretion	269,153	87,524	583,108	89,132
Stock option compensation	22,817	38,207	45,634	44,725
Write-off of oil and gas properties	-	330,986	-	330,986
Inventory	(93,270)	(315,088)	(92,900)	(274,831)
	(475,134)	(580,693)	(1,049,755)	(1,252,805)
Changes for non-cash working capital
accounts:
Amounts receivable and prepaids	(227,587)	1,024,541	(223,241)	(3,622)
Due to/from related parties	50,000	-	50,000	-
Accounts payable and accrued liabilities	(280,120)	(1,097,831)	(214,156)	(2,200,985)
Cash used in operating activities	(932,841)	(653,983)	(1,437,152)	(3,457,412)

Financing Activities
Issuance of common shares	-	(58,080)	-	28,096,470
Cash provided by (used in) financing
activities	-	(58,080)	-	28,096,470

Investing Activities
Purchase of property and equipment	(2,320,849)	(3,821,114)	(5,096,331)	(20,025,274)
Cash used in investing activities	(2,320,849)	(3,821,114)	(5,096,331)	(20,025,274)

Net increase (decrease) in cash during
the period	(3,253,690)	(4,533,177)	(6,533,483)	4,613,784
Cash and cash equivalents - Beginning
of the period	10,146,002	27,900,656	13,425,795	18,753,695
Cash and cash equivalents – End of
the period	$6,892,312	$23,367,479	$6,892,312	$23,367,479

See accompanying notes.

Supplementary disclosures:
Interest received	$176,520	$216,664	$300,271	$178,603

Non-cash investing activities:
The Company incurred $736,636 in exploration expenditures which amounts were in accounts payable at September 30, 2007 (June 30, 2007: $907,045 and March 31, 2007: $772,776).

Notes to the Consolidated Interim Financial Statements
Six Months Ended September 30, 2007
Expressed in Canadian Dollars
Unaudited

Note 1 – Accounting Policies and Basis of Presentation

The unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at March 31, 2007.

On April 1, 2007 the Company adopted the new Canadian Institiute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards bring Canadian rules into line with current rules in the United States. The standards have introduced the concept of Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked-to-market with the tax-effected adjustment flowing through the income statement. The Company did not identify any derivatives or comprehensive income items requiring disclosure as a result of adopting the new standards.

The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to September 30, 2007 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended March 31, 2007.

Note 2 – Property and Equipment

	Working	Net Book	Additions	Depletion and	Net Book Value
	Interest	Value at	During the	Depreciation	At September 30,
New Zealand	%	March 31, 2007	Period	During The Period	2007
Oil and Gas Properties
Proved
PMP 38156-S	30.50	$23,366,492	$407,181	$(550,290)	$23,223,383
Unproved
PMP 38153	15.00	21,186	97,245	-	118,431
PMP 38156-D	15.10	1,818,599	290,322	-	2,108,921
PMP 38157	25.00	749,300	-	-	749,300
PEP 38342	35.50	533,531	16,932	-	550,463
PEP 38738-S	30.50	-	-	-	-
PEP 38738-D	15.10	-	-	-	-
PEP 38741	45.00	2,415,222	181,024	-	2,596,246
PEP 38745	83.33	-	-	-	-
PEP 38746	16.67	181,561	5,564	-	187,125
PEP 38748	33.33	18,765	6,168	-	24,933
PEP 38758	100.00	-	-	-	-
PEP 38765	38.30	639,484	15,031	-	654,515
		29,744,140	1,019,467	(550,290)	30,213,317
Production equipment		2,191,243	4,036,753	-	6,227,996
Office equipment		79,607	3,971	(26,862)	56,716
Total		$32,014,990	$5,060,191	$(577,152)	$36,498,029

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

On September 6, 2007 the Company entered into an agreement to sell its interest in PMP 38157 for cash subject to consent being received from the Ministry of Economic Development in New Zealand.

Refer to Note 8

Note 3 – Asset retirement obligations

The following is a continuity of asset retirement obligations for the six months ended September 30, 2007:

Balance at March 31, 2007	$202,460
Accretion expense	5,956
Balance at September 30, 2007	$208,416

The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas development activity. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $303,054 which will be incurred between 2015 and 2020.

The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, using an inflation rate of 5% and discounted to its present value using a credit adjusted risk free rate of 8% and the corresponding amount is recognized by increasing the carrying amount of the oil and gas properties. The liability is accreted each period and the capitalized cost is depreciated over the useful life of the related asset using the unit-of-production method.

Note 4 – Share Capital

a)	Authorized and Issued Share Capital
The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number	Stated
Issued and fully paid:	of Shares	Value
Balance at September 30, 2007 and March 31, 2007	91,631,081	$69,979,631

b)	Incentive Stock Options

The following is a continuity of outstanding stock options:

	Number of	Weighted Average
	Options	Exercise Price (1)
Balance at March 31, 2007	1,960,000	$0.76
Expired during the period	(700,000)	0.76
Outstanding at September 30, 2007	1,260,000	$0.77

(1) Certain outstanding options are denominated in US dollars and have been converted to Canadian dollars using the March 31, 2007 closing exchange rate.

At September 30, 2007, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
100,000	US$0.65	May 31, 2008
400,000	US$0.65	January 1, 2010
75,000	US$0.65	May 10, 2010
150,000	$1.30	November 22, 2010
325,000	$0.70	August 2, 2011
60,000	$0.52	November 22, 2011
150,000	$0.57	February 1, 2012
1,260,000

The Company applies the Black-Scholes option pricing model using the closing market prices on the grant dates, and to date the Company has calculated option benefits using a volatility ratio of 42% and a risk free interest rate of 4.5% to calculate option benefits. The fair value of the option benefit is amortized over the vesting period of the options, generally being eighteen to twenty-four months.

Note 5 – Legal Settlement

The Company reached an out of court cash settlement with its joint venture partner amounting to $477,827 relating to PEP 38260.

Note 6 – Comparative Figures

Certain of the prior year’s figures may have been reclassified in conformity with the current period’s financial statement presentation.

Note 7 – Subsequent Events

In October 2007, the Company signed a letter of intent (“LOI”) with New Zealand based Genesis Energy to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits. The LOI is conditional to a formal agreement being signed as well as consents required under the joint venture operating agreement and Ministry of Economic Development in New Zealand.

In October 2007, the Company signed an LOI with Discovery Geo Corporation to sell its 35.5% interest in PEP 38342 for a combination of cash and a 1.11% royalty on future production on the permit. The LOI is conditional to a formal agreement being signed as well as consent from the Ministry of Economic Development in New Zealand.